Free Writing Prospectus

Filed pursuant to Rule 433

Dated September 17, 2020

Relating to

Preliminary Prospectus Supplement dated September 17, 2020 to

Prospectus dated November 20, 2017

Registration Statement No. 333-221668

Final Term Sheet

$750,000,000 0.875% Notes due 2026

Issuer:	Emerson Electric Co.

Principal Amount:	$750,000,000

Title of Securities:	0.875% Notes due 2026

Trade Date:	September 17, 2020

Settlement Date*:	September 22, 2020 (T+3)

Maturity Date:	October 15, 2026

Benchmark Treasury:	UST 0.250% due August 31, 2025

Benchmark Treasury Price / Yield:	99-281⁄4 / 0.274%

Spread to Benchmark Treasury:	65 basis points

Interest Rate:	0.875% per annum

Yield to Maturity:	0.924%

Public Offering Price:	99.712%

Gross Proceeds to Issuer:	$747,840,000

Interest Payment Dates:	Interest on the notes will be payable semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2021

Redemption Provision:

Make-Whole Call:	Treasury Rate plus 10 basis points prior to September 15, 2026

Par Call:	On or after September 15, 2026

CUSIP:	291011 BP8

ISIN:	US291011BP85

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	BofA Securities, Inc. Barclays Capital Inc. BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

* It is expected that delivery of the notes offered hereby (the “Notes”) will be made against payment thereof on or about September 22, 2020, which will be the third business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1, under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during the period described above should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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